UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2020

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On October 22, 2020, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC, as agent (the “Sales Agent”), pursuant to which the Company may elect to sell, from time to time through the Sales Agent, ordinary shares, par value NIS 0.40 per share of the Company, having an aggregate offering price of up to $25.0 million (collectively, the “Offered Shares”).

Any sale of the Offered Shares will be made pursuant to the Company’s effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-232009) filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 7, 2019 and declared effective by the SEC on June 21, 2019, as supplemented by a prospectus supplement (the “Prospectus Supplement”) dated October 22, 2020 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

If the Company elects from time to time to sell ordinary shares under the Prospectus Supplement, such sales may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for the Company’s ordinary shares, or any other existing trading market in the United States for the Company’s ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the Sales Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Sales Agent has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Offered Shares pursuant to the ATM Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any Offered Shares under the ATM Agreement. The ATM Agreement will terminate upon the earliest of (a) the sale of all of the Offered Shares and (b) the termination of the ATM Agreement by the Sales Agent or the Company, as permitted therein.

The Company has agreed to pay the Sales Agent a commission rate equal to 3.0% of the gross sales price from each sale of Offered Shares pursuant to the ATM Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agent.

Additionally, the Company has agreed to reimburse the Sales Agent for certain specified expenses in connection with entering into the ATM Agreement. The ATM Agreement contains customary representations and warranties and conditions to the sale of the Offered Shares thereunder.

The foregoing description of the ATM Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares or any other securities, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Attached hereto are the following exhibits:

Exhibit No.	Description

5.1	Opinion of Yigal Arnon & Co., Israeli Counsel to the Company

10.1	At The Market Offering Agreement, dated October 22, 2020, between Enlivex Therapeutics Ltd. and H.C. Wainwright & Co., LLC

23.1	Consent of Yigal Arnon & Co., Israeli Counsel to the Company (included in Exhibit 5.1)

This Report on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed with the SEC by the Company under the Securities Act, including, without limitation, the Company’s registration statement on Form F-3 (File No. 333-232009).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Shai Novik
Name: Title:	Shai Novik Executive Chairman

Date: October 22, 2020

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